Exhibit 4.5

Execution Version

AMENDMENT OF

WARRANT AGREEMENT

THIS AMENDMENT OF WARRANT AGREEMENT (this “Agreement”), made as of July 11, 2019, is by and among Thunder Bridge Acquisition, Ltd., a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement, dated as of June 18, 2018 and filed with the United States Securities and Exchange Commission on June 22, 2018 (the “Existing Warrant Agreement”), pursuant to which the Company has issued 25,800,000 warrants (the “Public Warrants”) in its initial public offering and 8,830,000 private placement warrants (collectively, the “Warrants”), each representing the right to purchase one Class A ordinary share, par value $0.0001, of the Company (“Ordinary Shares”); and

WHEREAS, the terms of the Warrants are governed by the Existing Warrant Agreement and capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement; and

WHEREAS, effective as of January 21, 2019, the Company, TB Acquisition Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Thunder Bridge (“Merger Sub”), Hawk Parent Holdings, LLC, a Delaware limited liability company (“Repay”), and CC Payment Holdings L.L.C., solely in its capacity as the securityholder representative, entered into a Second Amended and Restated Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”); and

WHEREAS, the Merger Agreement provides, among other things, (i) that the Company will domesticate from a Cayman Islands exempted company to a Delaware corporation (the “Domestication”) and (ii) Merger Sub will merge with and into Repay with Repay continuing as the surviving entity and a subsidiary of the Company (the “Merger” and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Transactions”), and pursuant to which, (A) each Ordinary Share issued and outstanding immediately prior to the Domestication shall remain outstanding and shall be automatically converted into one validly issued, fully paid and non-assessable Surviving Pubco Class A Share (as defined in the Merger Agreement), and (B) each Warrant that is outstanding immediately prior to the Domestication, shall represent the right to acquire Surviving Pubco Class A Shares, on the same contractual terms and conditions as were in effect immediately prior to the Domestication, under the terms of the Existing Warrant Agreement as amended by this Agreement;

WHEREAS, upon consummation of the Domestication, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for Ordinary Shares but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for a number of Surviving Pubco Class A Shares equal to the number of Ordinary Shares for which the Warrants were exercisable immediately prior to the Domestication (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby); and

WHEREAS, the Board of Directors of the Company has determined that the consummation of the Transactions will constitute a Business Combination (as defined in Section 3.2 of the Existing Warrant Agreement); and

WHEREAS, it is a condition to the closing of the Transactions, among other things, the Parent Warrantholders’ Approval (as defined in the Merger Agreement) has been obtained; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Existing Warrant Agreement may be amended with the vote or written consent of the registered holders of 65% of the then outstanding Public Warrants.

WHEREAS, at the Parent Warrantholder Meeting (as defined in the Merger Agreement), holders of at least 65% of the Public Warrants approved that, immediately prior to the Domestication, each Warrant shall become exercisable for one-quarter of one Ordinary Share with an exercise price of $2.875 per one-quarter share ($11.50 per whole share) and each holder of a Warrant shall receive a special distribution of $1.50 per Warrant; and

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Amendment of Existing Warrant Agreement. The Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 1, effective as of the Effective Time.

1.2 Private Placement Warrants, Working Capital Warrants and Forward Purchase Warrants. Section 2.5 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“2.5 Private Placement Warrants, Working Capital Warrants and Forward Purchase Warrants. The Private Placement Warrants, the Working Capital Warrants and the Forward Purchase Warrants shall be identical to the Public Warrants, except that so long as they are held by the Sponsor, Cantor, Monroe or any of their Permitted Transferees (as defined below), as applicable, the Private Placement Warrants, the Working Capital Warrants and the Forward Purchase Warrants and any Ordinary Shares held by the Sponsor, Cantor, Monroe or any of their Permitted Transferees, as applicable, and issued upon exercise of the Private Placement Warrants, the Working Capital Warrants and the Forward Purchase Warrants, may not be transferred, assigned or sold until thirty (30) days after the completion by the Company of an initial Business Combination (as defined below) other than:

(a) to the Company’s, Cantor’s or Monroe’s officers or directors, any affiliates or family members of any of Cantor, Monroe or the Company’s officers or directors, any members of Cantor, Monroe or the Sponsor, or any affiliates of Cantor, Monroe or the Sponsor;

(b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

(c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(d) in the case of an individual, pursuant to a qualified domestic relations order;

(e) by private sales or transfers made with any forward purchase agreement or similar arrangement or in connection with the consummation of the Company’s Business Combination at prices no greater than the price at which the Warrants were originally purchased;

(f) in the event of the Company’s, Monroe’s or Cantor’s liquidation prior to consummation of the Company’s initial Business Combination;

(g) in the event that, subsequent to the consummation of the Company’s initial Business Combination, the Company consummates a merger, share exchange, reorganization or other similar transaction that results in all of the holders of the Company’s equity securities issued in the Offering having the right to exchange their Ordinary Shares for cash, securities or other property; or

(h) by virtue of the laws of the Cayman Islands or the Sponsor’s operating agreement upon dissolution of the Sponsor or Cantor’s organizational documents upon dissolution of Cantor;

provided, however, that, in the case of clauses (a) through (e) or (h), these transferees (the “Permitted Transferees”) must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Agreement.”

1.2 Warrant Price. Section 3.1 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“3.1 Warrant Price. Each Warrant shall, when countersigned by the Warrant Agent, entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company one-quarter of the number of Ordinary Shares stated therein, at the price of $2.875 per one-quarter share ($11.50 per whole share), subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1; provided however, that a Warrant may not be exercised for a fractional share, so that only a multiple of four Warrants may be exercised at a given time. The term “Warrant Price” as used in this Agreement shall mean the price per one-quarter share at which Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days, provided, that the Company shall provide at least twenty (20) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be identical among all of the Warrants.”

1.3 Duration of Warrants. Section 3.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the later of the date that is: (i) thirty (30) days after the first date on which the Company completes a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses (a “Business Combination”), or (ii) twelve (12) months from the date of the closing of the Offering, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company in accordance with the Company’s amended and restated memorandum and articles of association, as amended from time to time, if the Company fails to complete a Business Combination, or (z) the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement. Except with respect to the right to receive the Redemption Price (as defined below) in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among all the Warrants.”

1.4 Exercise of Warrants. Section 3.3.1(c) of the Existing Warrant Agreement is hereby deleted.

1.5 Exclusion of Private Placement Warrants, the Working Capital Warrants and the Forward Purchase Warrants; Mandatory Cash Distribution. Section 6.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“6.4 Mandatory Cash Distribution. Notwithstanding anything contained in this Agreement to the contrary, at the Effective Time (as defined in the Merger Agreement), each Warrant issued and outstanding immediately prior to the Effective Time shall, automatically and without any action by the Registered Holder thereof, be entitled to receive a cash distribution payable by or at the direction of the Company as soon as reasonably practicable following the Effective Time, upon receipt of any documents as may reasonably be required by the Warrant Agent, in the amount of $1.50.”

1.6 Form of Warrant Certificate. The second and third paragraphs of Exhibit A to the Existing Warrant Agreement are hereby deleted and replaced with the following:

“Each Warrant is initially exercisable for one-quarter of one fully paid and non-assessable Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will, upon exercise, round down to the nearest whole number. The number of Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Exercise Price per Ordinary Share for any Warrant is equal to $2.875 per one-quarter share ($11.50 per whole share); provided however, that a Warrant may not be exercised for a fractional share, so that only a multiple of four Warrants may be exercised at a given time. The Exercise Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.”

2. Miscellaneous Provisions.

2.1 Effectiveness of Warrant. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Transactions and shall automatically be terminated and shall be null and void if the Merger Agreement shall be terminated for any reason.

2.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

2.3 Applicable Law. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.4 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

2.5 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

2.6 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.7 Entire Agreement. The Existing Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

THUNDER BRIDGE ACQUISITION, LTD.

By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	President and CEO

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Margaret Villani
	Name:	Margaret Villani
	Title:	Vice President

[Signature Page to Amendment of Warrant Agreement]